AMENDED AND RESTATED SCHEDULE A

dated June 18, 2024

to the

SUBADVISORY AGREEMENT

dated April 11, 2022, between

FS FUND ADVISOR, LLC

and

MIDOCEAN CREDIT FUND MANAGEMENT, L.P.

The Adviser will pay to the Subadviser, as compensation for the services rendered by the Subadviser hereunder, subadviser management fees (the “Subadviser Management Fees”). The Subadviser Management Fee is accrued daily and payable quarterly. The Subadviser Management Fee in regard to the FS Multi-Strategy Alternatives Fund is calculated at an annual rate of the Fund’s Assets’ average daily net assets as noted below:

[REDACTED]

ACKNOWLEDGED AND ACCEPTED BY:

FS FUND ADVISOR, LLC

By:	/s/ Stephen S. Sypherd
Name:	Stephen S. Sypherd
Title:	Managing Director and General Counsel

MIDOCEAN CREDIT FUND MANAGEMENT, L.P.

By:	/s/ Damion Brown
Name:	Damion Brown
Title:	Director